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BD 3/4

03013494

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C.

SEC FILE NUMBER
8- 52530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MICG Investment Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
701 Town Center Drive, Suite 900
(No. and Street)

Newport News Virginia 23606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Rodgers (757) 873-1587
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Burgess & Co., P.C. CPAs
(Name – *if individual, state last, first, middle name*)

101 S. Main Street Franklin Virginia 23851
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey A. Martinovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chairman, CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICG Investment Management, LLC

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

BURGESS &CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

ADVANCING YOUR FINANCIAL WELL-BEING

INDEPENDENT AUDITOR'S REPORT

To the Members
MICG Investment Management, LLC
Newport News, Virginia

We have audited the accompanying balance sheets of MICG Investment Management, LLC as of December 31, 2002 and 2001, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MICG Investment Management, LLC, as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.17(a)(2)(i) of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
February 21, 2003

P.O. Box 634 • 101 South Main Street • Franklin, VA 23851 • (757) 569-8156 • Fax: (757) 569-8303

BURGESS &CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

ADVANCING YOUR FINANCIAL WELL-BEING

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
MICG Investment Management, LLC
Newport News, Virginia

In planning and performing our audits of the financial statements of MICG Investment Management, LLC (the "Company") for the years ended December 31, 2002 and 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

P.O. Box 634 • 101 South Main Street • Franklin, VA 23851 • (757) 569-8156 • Fax: (757) 569-8303

practices and procedures are to provide management with the reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
February 21, 2003

FINANCIAL STATEMENTS

MICG INVESTMENT MANAGEMENT, LLC

Balance Sheets
December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and equivalents	$ 277,921	$ 203,916
Commissions receivable	181,721	175,620
Receivable from CUSO's	73,888	–
Receivable from member	15,472	86,388
Other receivables	44,055	–
Prepaid expenses	46,421	74,459
Total current assets	639,478	540,383
PROPERTY AND EQUIPMENT, NET	162,321	135,625
	$ 801,799	$ 676,008

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Notes payable – CUSO's	$ 218,914	$ 9,500
Payable to CUSO's	–	26,371
Accounts payable – trade	24,482	57,105
Accrued payroll and payroll taxes	30,050	14,121
Accrued profit sharing	15,164	16,692
Other accrued expenses	4,607	47,219
Total current liabilities	293,217	171,008
NONCURRENT LIABILITY	3,582	–
MEMBERS' EQUITY	505,000	505,000
	$ 801,799	$ 676,008

The Notes to Financial Statements are
an integral part of these statements.

MICG INVESTMENT MANAGEMENT, LLC

Statements of Income
For the Years Ended December 31, 2002 and 2001

	2002	2001
COMMISSIONS AND FEE REVENUE	$ 3,336,197	$ 2,540,932
EXPENSES		
Salaries	842,853	552,915
Professional fees	142,720	99,891
Clearing costs	173,607	120,844
Data processing	247,258	170,954
Payroll taxes and benefits	216,850	137,433
Facilities	232,551	156,029
Marketing	209,517	206,284
Licenses and registrations	49,056	46,506
Office expenses	155,070	170,912
Contributions	20,575	27,910
Depreciation and amortization	39,479	48,963
Miscellaneous	(689)	(2,460)
Total expenses	2,328,847	1,736,181
Operating income	1,007,350	804,751
OTHER INCOME (EXPENSES)		
Interest income	47,000	31,877
Interest expense	(11,823)	(3,017)
Dividend income	594	3,008
	35,771	31,868
Net income	$ 1,043,121	$ 836,619

The Notes to Financial Statements are
an integral part of these statements.

MICG INVESTMENT MANAGEMENT, LLC

Statements of Members' Equity
For the Years Ended December 31, 2002 and 2001

	2002	2001
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 505,000	$ 430,296
Distributions	(1,043,121)	(761,915)
Net income	1,043,121	836,619
MEMBERS' EQUITY, END OF YEAR	$ 505,000	$ 505,000

The Notes to Financial Statements are
an integral part of these statements.

MICG INVESTMENT MANAGEMENT, LLC

Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,043,121	$ 836,619
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	39,479	30,295
Decrease (increase) in:		
Commissions receivable	(6,101)	(142,950)
Receivable from member	70,916	(86,388)
Other receivables	(44,055)	487
Prepaid expenses	28,038	(68,066)
Increase (decrease) in:		
Notes payable – CUSO's	209,414	9,500
Payable to CUSO's	(100,259)	26,371
Accounts payable – trade	(32,623)	43,754
Accrued payroll and payroll taxes	15,929	6,765
Accrued profit sharing	(1,528)	3,519
Other accrued expenses	(42,612)	25,957
Noncurrent liability	3,582	–
Net cash provided by operating activities	1,183,301	685,863
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(66,175)	(29,302)
Net cash used in investing activities	(66,175)	(29,302)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(1,043,121)	(761,915)
Net cash used in financing activities	(1,043,121)	(761,915)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,005	(105,354)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	203,916	309,270
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 277,921	$ 203,916
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 11,823	$ 3,017

The Notes to Financial Statements are
an integral part of these statements.

Note 1. Organization and Significant Accounting Policies

Organization

MICG Investment Management, LLC, was formed as a limited liability company on August 23, 2000. As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts. The Company registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership, effective on the date of formation. The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company generated fee income in 17 states during 2002 and 22 states during 2001. However, its business activity with clients is primarily in the Hampton Roads and metropolitan Richmond regions.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades, commissions from insurance contracts, and mutual fund trail fees.

At December 31, 2002 and 2001, the Company had receivables from advances to a member of $15,472 and $86,388, respectively.

(Continued)

Note 1. Organization and Significant Accounting Policies (Concluded)

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Bad Debts

The direct charge off method, which approximates the allowance method, is used to record bad debts. Therefore, no provision for uncollectible accounts has been made. No expense was recorded in 2002 or 2001.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs of property and equipment are charged to expense, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the costs and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

Commissions and Fee Revenues

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Approximately 72% in 2002 and 77% in 2001 of the Company's revenues were generated by asset management and financial planning fees. Insurance commissions and mutual fund trail fees produced the remainder in an approximate 2 - to - 1 ratio in 2002 and in nearly equal sources of the remainder in 2001.

Financial planning fees are received quarterly but are recognized on a pro rata basis over the term of the contract.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. As such, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Note 2. Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3. Minimum Capital

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. At December 31, 2002 and 2001, the Company's net capital as defined by SEC Rule 15c3-1 was $119,911 and $105,271, respectively, in excess of minimum net capital required. The excess net capital at 1000% was $140,231 and $138,170 and the percent of aggregate indebtedness to net capital was 175% and 110% at December 31, 2002 and 2001, respectively. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17), which requires that the Company maintain net capital equal to $30,000.

Note 4. Clearing Agreement

All of the Company's securities transactions are cleared through a single third party broker, who also maintains custody of all customer accounts. The Company's clearing agreement with this broker requires the Company to meet certain requirements, including maintaining $75,000 capital in addition to any capital required by SEC Rule 15c3-1.

At December 31, 2002 and 2001, the Company's capital was $44,911 and $30,271 respectively, in excess of this requirement.

The agreement expires August 1, 2003. The agreement automatically renews for one additional year unless either party provides 60-day advance notice of non-renewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee as follows:

Termination in Year	Early Termination Fee
1	$ 100,000
2	$ 50,000
3	$ 10,000

Note 5. Credit Union Service Organizations (CUSO's)

The Company has agreements with four Virginia credit unions to manage financial service entities owned by these credit unions. The purpose of these organizations is to offer regulated securities as an investment option to credit union members. The Company staffs the facilities with registered securities brokers.

The Company allocates corporate overhead to the four managed CUSO's. The profits or losses of the CUSO's are allocated between the two parties as part of the management fee arrangement.

The CUSO's commenced operations in late 2001. Two of the units generated no revenue in 2001.

At December 31, 2002 and 2001, the Company had net payables due to (from) the four companies:

	Due to (from)	
	2002	**2001**
Baylands Financial Services, LLC	$ (44,639)	$ (17,181)
Richmond Federal Credit Union Financial Services, LLC	33,437	68,764
First Financial Services of Riverside, LLC	(20,349)	(19,622)
Partners Financial Services, LLC	(42,337)	(5,590)
	$ (73,888)	$ 26,371

Note 6. Property and Equipment

Property and equipment consists of the following:

	2002	**2001**
Computer equipment	$ 5,215	$ –
Furniture	143,357	97,810
Artwork	12,856	12,856
Leasehold improvements	73,005	57,592
	234,433	168,258
Less accumulated depreciation	72,112	32,633
	$ 162,321	$ 135,625

Note 7. Notes Payable, CUSO's

At December 31, 2002, the Company had revolving lines of credit of $270,000 with the four credit union service organizations. At December 31, 2001, the Company had revolving lines of credit of $195,000 with three of the credit union organizations. The unsecured lines bear interest ranging from prime plus 1½% to 7% and expire between June 2003 and January 2006. The outstanding balances at December 31, 2002 and 2001 were $218,914 and $9,500, respectively.

Note 8. Operating Leases

The Company leases facilities under two separate operating leases, one expiring in February 2004 and the other expiring in June 2004. In addition to the base rent, one of the leases requires the Company to pay a proportionate share for increased operating expenses of the building. The Company has subleased its former Hampton office. Future minimum rentals to be received through June 2004 under the non-cancelable sublease total $71,282.

The Company shares leased office space in Newport News, Norfolk, Richmond, Williamsburg and Virginia Beach with Witt, Mares & Company, PLC, a 50% equity partner. Witt Mares is the only party obligated on the first four leases. The Company is the obligated party on the Virginia Beach lease. The Company and Witt Mares share rental expense.

The Company leases office equipment under operating leases expiring at various dates through March 2006.

The future minimum lease payments are as follows:

2003	$ 319,733
2004	202,385
2005	38,982
2006	738
	$ 561,838

Rent expense was $343,276 and $262,927 for the periods ended December 31, 2002 and 2001, respectively.

Note 9. Profit Sharing Plan

Effective September 1, 2000, the Company adopted a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation. The Company expensed $80,705 and $43,350 for 2002 and 2001, respectively.

The Company provides normal benefits to all full-time employees, such as medical and dental insurance, life insurance, and disability insurance by funding a "cafeteria plan" for such eligible employees. Each employee determines how their funds are to be utilized.

Note 10. MICG Equity Plan

In January 2002, the Company adopted an Equity Plan which provides for "phantom" equity units (1) to be granted to eligible employees or directors by the Board of Directors or a committee designated by the Board of Directors, (2) to be elected by an eligible employee as deferred compensation in lieu of salary or bonus, and (3) to be purchased on an after-tax basis by an eligible employee. Each unit is defined as equal to .0001% of the total value of the Company. The number of phantom units or the percentage value of the Company represented by each unit held may be adjusted by the Plan Administrator (Board of Directors or designated committee) as they deem necessary. The units are non-transferable and may not be assigned or attached. The only method of conversion to cash is redemption by the Company.

The Plan Administrator interprets the plan and adopts rules and regulations, as necessary. Decisions of the Plan Administrator are final and binding. Plan participants have no voting or dividend rights. The Plan is entirely unfunded, nor are assets segregated for the purpose of payments.

Participants will generally be entitled to the unit value on the grant or purchase date plus incremental increases in the value of the Company as calculated by a formula set forth in the Plan. However, the Company may also grant\sell units that reward the participant for only the appreciation in Company value.

(Continued)

Note 10. **MICG Equity Plan** (Concluded)

Deferral election or after-tax purchase units vest immediately as to the issuance value. The vested value will be the lesser of the valuation at issuance plus interest at the money market rate or the valuation as computed by the Plan formula.

For units granted, both the initial grant and any appreciation value vest over a five-year period – 20% on each grant anniversary date. The appreciation on deferred compensation or after-tax purchase units also vests on this five-year method.

Units may be converted to cash upon termination of employment, death, disability retirement, or a change in Company control.

The transactions for "phantom" equity units during 2002 were:

Outstanding, beginning of the year end units		–
Weighted average value		–
Performance grant units		2,600
Weighted average value	$	8.64
Deferred compensation election units		–
Weighted average value		–
After-tax purchase units		–
Weighted average value		–
Redeemed units		–
Weighted average value		–
Outstanding, end of the year units		2,600
Weighted average value	$	8.64

As of December 31, 2002, none of the "phantom" equity units granted have vested; therefore, no related liabilities or expenditures have been recorded.

Note 11. Related Party Transactions

The Company shares leased office space in Newport News, Norfolk, Richmond, Virginia Beach and Williamsburg with Witt, Mares & Company, PLC, a 50% equity partner in the Company, on a cost-sharing basis. Expense for the years ended December 31, 2002 and 2001 was $94,629 and $23,091, respectively.

The employee "cafeteria plan" is provided through Witt, Mares & Company, PLC. The Company pays only actual expenses, which were $42,437 and $25,887 for 2002 and 2001, respectively.

The Company paid Witt Mares Staffing, a wholly-owned subsidiary of Witt, Mares & Company, PLC, $0 and $24,625 in 2002 and 2001, respectively, for temporary clerical assistance and permanent personnel placement. The Company paid Witt, Mares & Company, PLC, $54,346 and $8,290 in 2002 and 2001 for the preparation of client tax returns.

The Company paid Pension Designs, LLC a 100% owned subsidiary of Witt, Mares & Company, PLC, $4,232 and $1,140 in 2002 and 2001, respectively, for expense reimbursement and fees associated with the Witt, Mares 401(k) employee retirement plan.

The Witt, Mares & Company 401(k) employee retirement plan assets are managed by the Company, which earns fee income on those assets. The fees earned were $4,107 and $2,528 for 2002 and 2001, respectively.

Numerous Witt, Mares & Company partners, including those who are on the Company Board of Directors, maintain personal investment accounts with the Company. The fees earned were $3,204 and $2,950 for 2002 and 2001, respectively.

The Company has entered into agreements with Baylands Federal Credit Union, Richmond Federal Credit Union, Riverside Health System Employees Credit Union, Inc., and Southern States Employees Credit Union to operate credit union service organizations (CUSO's) owned by these institutions.

Witt, Mares & Company, PLC, a 50% equity partner in the Company, earned fees of $24,900 and $9,100 in 2002 and 2001, respectively, performing accounting services for CUSO's managed by the Company.

Note 12. Commitments and Contingencies

The Company has guaranteed 50% of the line of credit loans made by the Richmond Federal Credit Union to the Richmond Federal Credit Union Financial Services, LLC. At December 31, 2002 and 2001, the outstanding loans totaled $55,414 and $56,000, respectively.

SUPPLEMENTARY INFORMATION

MICG INVESTMENT MANAGEMENT, LLC

Schedule I

Statement of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2002 and 2001

	2002	2001
Total assets	$ 801,799	$ 676,008
Less: Total liabilities	296,799	171,008
Net worth	505,000	505,000
Add: Subordinated loans	–	–
Adjusted net worth	505,000	505,000
Less: Non-allowable assets:		
Property and equipment, net	162,321	135,625
Commissions receivable over 30 days	61,739	48,185
Receivable from member and other receivables	59,527	86,388
Excess fidelity bond deductibility	4,000	4,000
Prepaid expenses	46,421	74,459
	334,008	348,657
	170,992	156,343
Less: Haircuts	1,081	1,072
Net capital	169,911	155,271
Required net capital	50,000	50,000
Excess net capital	$ 119,911	$ 105,271
Aggregate indebtedness	$ 296,799	$ 171,008
Aggregate indebtedness to net capital	175 %	110 %

BURGESS &CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ADVANCING YOUR FINANCIAL WELL-BEING

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

REPORT ON STATEMENT OF NET CAPITAL

To the Members
MICG Investment Management, LLC
Newport News, Virginia 23606

No material differences existed between the audited Computation of Net Capital of MICG Investment Management, LLC as of December 31, 2002 and the amounts included in the broker-dealer's corresponding Unaudited Part IIA Amended Focus Report for December 31, 2002.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
February 21, 2003

P.O. Box 634 • 101 South Main Street • Franklin, VA 23851 • (757) 569-8156 • Fax: (757) 569-8303